UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 5, 2025
Crescent Energy Company
(Exact name of registrant as specified in its charter)

Delaware	001-41132	87-1133610
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
600 Travis Street, Suite 7200,
Houston, Texas 77002
(Address of principal executive offices, including zip code)
(713) 332-7001
Registrant’s telephone number, including area code
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	CRGY	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.    Results of Operations and Financial Condition.
As previously reported in Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) by Crescent Energy Company (the “Company”) on (i) September 16, 2025 and (ii) January 31, 2025, as amended on a Form 8-K/A filed with the SEC on April 11, 2025, the Company consummated the acquisition contemplated by the Membership Interest Purchase Agreement, dated as of December 3, 2024, by and among the Company, Crescent Energy Finance LLC, Ridgemar Energy Operating, LLC and Ridgemar (Eagle Ford) LLC (such acquisition, the “Ridgemar Acquisition”).
As previously reported in a Current Report on Form 8-K filed with the SEC by the Company on August 25, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vital Energy, Inc., a Delaware corporation (“Vital”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub Inc.”), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub LLC”). Pursuant to the terms of the Merger Agreement, the Company will acquire Vital in an all-equity transaction through: (i) the merger (the “First Company Merger”) of Merger Sub Inc. with and into Vital, with Vital continuing as the surviving entity (the “Surviving Corporation”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation (together with the First Company Merger, the “Vital Transaction”) with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.
This Current Report on Form 8-K provides the pro forma financial statements of the Company, as described in Item 9.01 below and which are incorporated into this Item 2.02 by reference, giving effect to the Ridgemar Acquisition, the Vital Transaction, and the previously reported acquisition of SilverBow Resources, Inc., a Delaware corporation (the “SilverBow Acquisition”), in a Current Report on Form 8-K filed on August 2, 2024 and Form 8-K/A filed on August 13, 2024, as if they had been consummated on January 1, 2024. This Current Report on Form 8-K should be read in connection with (i) the Company’s September 16, 2025, January 31, 2025 and April 11, 2025 filings referenced above with respect to the Ridgemar Acquisition, (ii) the Company’s August 25, 2025 filing referenced above with respect to the Vital Transaction, and (iii) the Company’s August 2, 2024 and August 13, 2024 filings referenced above with respect to the SilverBow Acquisition.
In addition, to the extent required, the information contained in Item 8.01 of this Current Report on Form 8-K is incorporated into this Item 2.02 by reference.
The information contained in this Item 2.02 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.
Item 7.01.    Regulation FD Disclosure.
The information contained in Item 8.01 of this Current Report on Form 8-K is incorporated into this Item 7.01 by reference.
The information contained in this Item 7.01 shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act or the Exchange Act.
Item 8.01.    Other Events.
This Current Report on Form 8-K provides certain unaudited pro forma condensed combined financial information of the Company, as described in Item 9.01 below, which are incorporated into this Item 8.01 by reference.

Item 9.01.    Financial Statements and Exhibits.
(b) Pro Forma Financial Information
The following unaudited pro forma condensed combined financial information of the Company, giving effect to the Ridgemar Acquisition and the SilverBow Acquisition, attached as Exhibit 99.1 hereto:
•Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2024 and for the nine months ended September 30, 2025; and
•Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations.
The following unaudited pro forma condensed combined financial information of the Company, giving effect to the Vital Transaction, the Ridgemar Acquisition and the SilverBow Acquisition, attached as Exhibit 99.2 hereto:
•Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2025;
•Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2024 and for the nine months ended September 30, 2025; and
•Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.
(d) Exhibits.

Exhibit No.	Description
99.1
Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2024 and for the nine months ended September 30, 2025, giving effect to the Ridgemar Acquisition and the SilverBow Acquisition.

99.2
Unaudited Pro Forma Condensed Combined Financial Statements as of and for the year ended December 31, 2024 and as of and for the nine months ended September 30, 2025, giving effect to the Vital Transaction, the Ridgemar Acquisition and the SilverBow Acquisition.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
No Offer or Solicitation
This communication relates to the Vital Transaction between the Company and Vital. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Vital Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.
Important Additional Information About the Vital Transaction
In connection with the Vital Transaction, the Company filed a registration statement on Form S-4 with the SEC (File No. 333-290422) that includes a preliminary joint proxy statement of the Company and Vital and a prospectus of the Company. The registration statement has not been declared effective by the SEC nor has it become effective pursuant to the Securities Act, and the information contained in the preliminary joint proxy statement/prospectus is not complete and may be changed. The Vital Transaction will be submitted to the Company’s stockholders and Vital’s stockholders for their consideration. The Company and Vital may also file other documents with the SEC regarding the Vital Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and Vital. This document is not a substitute for the registration statement that has been, and joint proxy statement/prospectus that will be, filed with the SEC or any other documents that the Company or Vital may file with the SEC or send to stockholders of the Company or Vital in connection with the Vital Transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND VITAL ARE URGED TO READ

THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE VITAL TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE VITAL TRANSACTION AND RELATED MATTERS.
Investors and security holders can obtain free copies of the registration statement and will be able to obtain free copies of the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by the Company or Vital through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by the Company are made available free of charge on the Company’s website at https://crescentenergyco.com/investors, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by Vital are made available free of charge on Vital’s website at https://vitalenergy.com under the Investors tab or by directing a request to Investor Relations, Vital Energy, Inc., 521 E. Second Street, Suite 1000, Tulsa, OK 74120, Tel. No. (918) 513-4570.
Participants in the Solicitation Regarding the Vital Transaction
The Company and Vital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Vital Transaction.
Information regarding the Company’s executive officers and directors, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, including under Part III, Item 10. Directors, Executive Officers and Corporate Governance, Part III, Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, and Part III, Item 13. Certain Relationships and Related Transactions, and Director Independence, which was filed with the SEC on February 26, 2025, and available at https://www.sec.gov/Archives/edgar/data/1866175/000186617525000024/crgy-20241231.htm and (ii) to the extent holdings of the Company’s securities by its directors or executive officers have changed since the amounts set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001866175. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing the Company’s website at crescentenergyco.com.
Information regarding Vital’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, (i) is set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings “Proposal One – Election of Three Class III Directors at the 2025 Annual Meeting”, “Proposal Three – Advisory Vote Approving the Compensation of Our Named Executive Officers”, “Stock Ownership Information”, and “Related Party Transactions”, which was filed with the SEC on April 10, 2025 and available at https://www.sec.gov/Archives/edgar/data/1528129/000152812925000071/vtle-20250409.htm and (ii) to the extent holdings of Vital’s securities by the directors or executive officers have changed since the amounts set forth in Vital’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001528129. You can obtain a free copy of these documents at the SEC’s website at https://www.sec.gov or by accessing Vital’s website at vitalenergy.com.
Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Vital Transaction by reading the joint proxy statement/prospectus regarding the Vital Transaction when it becomes available. You may obtain free copies of this document as described above.

Cautionary Statement Regarding Forward-Looking Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that the Company or Vital expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Vital Transaction, the expected timing of completion of the Vital Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance, the Company’s ability to close the divestitures in a timely manner or at all, and any future outlooks of the Company. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Vital Transaction or the divestitures, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Vital Transaction that could reduce anticipated benefits or cause the parties to abandon the Vital Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of common stock in the Vital Transaction or that stockholders of Vital may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Vital Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Vital Transaction, the risk that any announcements relating to the Vital Transaction could have adverse effects on the market price of the Company’s common stock or Vital’s common stock, the risk that the Vital Transaction and its announcement could have an adverse effect on the ability of the Company and Vital to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Vital Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Company’s or Vital’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.crescentenergyco.com and on the SEC’s website at https://www.sec.gov, and those detailed in Vital’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Vital’s website at www.vitalenergy.com and on the SEC’s website at https://www.sec.gov. The Company does not give any assurance (i) that it will achieve its expectations or (ii) to any business strategies, earnings or revenue trends or future financial results. All forward-looking statements are based on assumptions that the Company or Vital believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company and Vital undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESCENT ENERGY COMPANY

Date: November 5, 2025	By:	/s/ Bo Shi
	Name:	Bo Shi
	Title:	General Counsel